UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHARLES & COLVARD, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

159765106

(CUSIP Number)

Clint J. Pete

Charles & Colvard, Ltd.

170 Southport Drive

Morrisville, NC 27560

(919) 468-0399

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159765106
1.	Names of Reporting Persons Ollin B. Sykes
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,353,449 (1)
	8.	Shared Voting Power 45,787 (2)
	9.	Sole Dispositive Power 2,353,449 (1)
	10.	Shared Dispositive Power 45,787 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,399,236 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.02% (3)
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 591,779 shares held directly by Mr. Sykes; (ii) 138,000 shares held in a SEP IRA controlled by Mr. Sykes; (iii) 95,358 shares held in a Roth IRA controlled by Mr. Sykes; (iv) 106,500 shares held in a traditional IRA controlled by Mr. Sykes; (v) 1,377,170 shares held by the Sykes & Company PA 401(k) Profit Sharing Plan UA January 1, 1985, of which Mr. Sykes is trustee; and (v) options to purchase an aggregate of 44,642 shares pursuant to the 2018 Option Plan maintained by the Issuer held directly by Mr. Sykes that will become exercisable on November 19, 2021.

(2) Consists of 45,787 shares held by Lou S. Sykes, Mr. Sykes’ spouse. Mr. Sykes disclaims beneficial ownership of all of these securities, except to the extent of his pecuniary interest therein.

(3) Based on 29,913,095 shares of common stock issued and outstanding as of June 30, 2021.

CUSIP No. 159765106
1.	Names of Reporting Persons Sykes & Company Profit Sharing Plan and Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,377,170
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,377,170
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,377,170
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.60% (3)
14.	Type of Reporting Person (See Instructions) EP

CUSIP No. 159765106
1.	Names of Reporting Persons Lou S. Sykes
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,787
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,787
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,787
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.15% (3)
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
This Statement on Schedule 13D relates to the shares of common stock, no par value (the “Common Shares”), issued by Charles & Colvard, Ltd., a North Carolina corporation (the “Issuer”). The principal executive offices of the Issuer are located at 170 Southport Drive, Morrisville, North Carolina 27560.
Item 2.	Identity and Background

(a)  This Statement is being jointly filed by Ollin B. Sykes (“Mr. Sykes”), the Sykes & Company PA 401(k) Profit Sharing Plan UA January 1, 1985 (the “Plan”) and Lou S. Sykes (“Ms. Sykes”). Mr. Sykes, the Plan and Ms. Sykes are referred to collectively as the “Reporting Persons.”

(b) The principal business address of Mr. Sykes is 401 E. Church Street Ext., Floor 3, Edenton, NC 27932. The principal business address of the Plan is 401 E. Church Street Ext., Floor 3, Edenton, NC 27932. The principal address of Ms. Sykes is c/o Ollin B. Sykes, 401 E. Church Street Ext., Floor 3, Edenton, NC 27932.

(c) The principal business occupation of Mr. Sykes is President of Sykes & Company, P.A. Sykes & Company, P.A. is an accounting firm located at 401 E. Church Street Ext., Floor 3, Edenton, NC 27932. The principal business of the Plan is investing in securities.

(d)-(e)  During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sykes and Ms. Sykes are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
The 591,779 Common Shares held by Mr. Sykes, the 138,000 Common Shares held in Mr. Sykes’ SEP IRA, the 95,358 Common Shares held in Mr. Sykes’ Roth IRA, and the 106,500 Common Shares held in Mr. Sykes’ traditional IRA, were acquired in gradual increments, from 1997 to present, through (i) a series of purchases made with personal funds and (ii) the exercise of stock options granted to Mr. Sykes in gradual increments by the Issuer in consideration for his services as a director of the Issuer. The stock options to purchase an aggregate of 44,642 Common Shares, which become exercisable on November 19, 2021, were granted to Mr. Sykes by the Issuer in consideration for his services as a director of the Issuer. The 1,377,170 Common Shares held by the Plan were acquired in gradual increments, from 2009 to present, through a series of purchases made with working capital. The 45,787 Common Shares held by Ms. Sykes were acquired in gradual increments, from 1997 to present, through a series of purchases made with personal funds.
Item 4.	Purpose of Transaction

All of the Common Shares beneficially owned by the Reporting Persons were acquired for investment purposes, and in the case of Mr. Sykes, as consideration for his services as a director of the Issuer. As of the date of this statement, the Reporting Person does not have any plans or proposals that would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer

(a)

(i) Mr. Sykes beneficially owns 2,399,236 Common Shares, representing approximately 8.02% of issued and outstanding Common Shares.

(ii) The Plan beneficially owns 1,377,170 Common Shares, representing approximately 4.60% of issued and outstanding Common Shares.

(iii) Ms. Sykes beneficially owns 45,787 Common Shares, representing approximately 0.15% of issued and outstanding Common Shares.

The percentages are computed based on 29,913,095 Common Shares issued and outstanding as of June 30, 2021.

(b)

(i) Mr. Sykes has sole voting and dispositive power with respect to 2,353,449 Common Shares, which includes the 591,779 Common Shares held by Mr. Sykes, the 138,000 Common Shares held in Mr. Sykes’ SEP IRA, the 95,358 Common Shares held in Mr. Sykes’ Roth IRA, the 106,500 Common Shares held in Mr. Sykes’ traditional IRA, his options to purchase an aggregate of 44,642 Common Shares (which become exercisable on November 19, 2021), and the 1,377,170 Common Shares held by the Plan of which he is the trustee. Mr. Sykes may be deemed to have shared voting and dispositive power with respect to 45,787 Common Shares held by Ms. Sykes, his spouse.

(ii) The Plan has sole voting and dispositive power with respect to 1,377,170 Common Shares. As trustee of the Plan, Mr. Sykes may be deemed to have voting and dispositive power with respect to such shares.

(iii) Ms. Sykes has shared voting and dispositive power with respect to 45,787 Common Shares. Mr. Sykes, as her spouse, may be deemed to have shared voting and dispositive power with respect to such shares.

(c)

(i) On June 15, 2021, the Plan purchased an aggregate of 5,000 Common Shares in open market broker transactions at a price of $2.65 per share.

(ii) On June 16, 2021, the Plan purchased an aggregate of 10,000 Common Shares in open market broker transactions at a price of $2.65 per share.

(iii) On September 15, 2021, the Plan purchased an aggregate of 585 Common Shares in open market broker transactions at prices ranging from $2.70 to $2.74, inclusive, with a weighted average price of $2.70 per share.

(iv) On September 15, 2021, Mr. Sykes exercised the following options to purchase an aggregate of 85,465 Common Shares: (i) options to purchase an aggregate of 50,005 Common Shares at an exercise price of $0.9999 per share, granted on November 8, 2018; and (ii) options to purchase an aggregate of 35,460 Common Shares at an exercise price of $1.4100 per share, granted on November 21, 2019.

(v) On September 16, 2021, the Plan purchased an aggregate of 5,585 Common Shares in open market broker transactions at a price of $2.74 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Sykes holds stock options to purchase an aggregate of 44,642 Common Shares at an exercise price of $1.1200 per share, granted on November 19, 2020. These options were granted by the Issuer in consideration for Mr. Sykes’ services as Director. This option grant vests in full on November 19, 2021, and expires on November 19, 2030.
Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2021

Ollin B. Sykes

By:	/s/ Ollin B. Sykes
Ollin B. Sykes

Sykes & Company Profit Sharing Plan and Trust

By:	/s/ Ollin B. Sykes
Name: Ollin B. Sykes
Title: Trustee

Lou S. Sykes

By:	/s/ Lou S. Sykes
Lou S. Sykes